June 22, 2010
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Roger Schwall, Assistant Director

Re:	Denbury Resources Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Response Letter Dated April 16, 2010
File No. 001-12935
Dear Mr. Schwall:
     On behalf of Denbury Resources Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing as set forth in the Staff’s letter dated June 2, 2010. For your convenience, we have repeated each of the comments set forth in the Staff’s letter (in bold text) and followed each comment with the Company’s response (in normal text).
Form 10-K for Fiscal Year Ended December 31, 2009
Note 1. Significant Accounting Policies, page 76
1.	We note the following from your responses to prior comments five and six as well as from our conference call on May 6, 2010:
•	You capitalize exploration costs for your CO2 properties and a portion of the capitalized costs are allocated to the full cost pool solely for purposes of the ceiling test. In addition, you deplete such costs using the unit-of-production method based on the life of estimated CO2 reserves rather than over the life of the proved reserves associated with your full cost pool.

•	You allocate a portion of your capitalized CO2 pipeline costs to the full cost pool solely for purposes of the ceiling test. You also depreciate your CO2 pipelines on a straight-line basis over the lesser of the life of the pipeline or the estimated life of the proved tertiary reserves rather than over the life of the proved reserves associated with your full cost pool.

•	You do not currently consider your CO2 properties or your CO2 pipelines to be part of your full cost pool because you believe they have alternative current and future uses. However, as noted above, you allocate a portion of the costs to the full cost pool solely for purposes of your ceiling test.

It remains unclear to us from your policy of capitalizing exploration costs for your CO2 properties and the allocation of a portion of your CO2 property and pipeline costs for purposes of the ceiling test whether you consider these capitalized costs akin to costs accumulated within your single cost center under the full cost method of accounting or whether, in light of your policy for depletion and depreciation of these assets, you consider these costs akin to support equipment and facilities described in FASB ASC 932-360-25-16. Please explain to us in further detail why you appear to simultaneously be applying two different accounting models to your capitalized CO2 property and pipeline costs and why your methodologies are appropriate.

Response:

As stated above, we do not account for our CO2 properties or CO2 pipelines as part of our full cost pool. We account for our CO2 properties and CO2 pipelines in accordance with FASB ASC Topic 360-10.

CO2 properties

We do not consider it appropriate to include our CO2 properties in our full cost pool for the following reasons:
•	Our CO2 reserves are in excess of the amount needed to recover our proved tertiary oil reserves at December 31, 2009;

•	CO2 is a material used in our tertiary operations and is not a development cost or production cost, as appropriate, until it is injected in a reservoir. CO2 stored in Jackson Dome is akin to production tubing and casing being stored in a warehouse. Therefore, capitalized CO2 properties do not meet the definition of a development or production cost until the CO2 is used in our tertiary recovery process;

•	We do not use all of our produced CO2 in oil and gas producing activities. We either sell produced CO2 to third-party industrial customers or utilize the CO2 ourselves in improved recovery techniques for our oil reserves. Such alternative uses are not consistent with the definition of oil and gas producing activities as defined in Regulation S-X, Rule 4-10; and

•	We deplete our CO2 properties over the units of production of the CO2 which most closely is aligned with and related to the underlying asset. Accordingly, we believe this asset should be depleted over its own economic useful life instead of the life of our proved reserves in the full cost pool.
CO2 pipelines

We do not consider it appropriate to include CO2 pipelines in our full cost pool for the following reasons:
•	Denbury has sold pipelines in the past independent of the sale of oil and natural gas properties and may do so again in the future;

•	While our pipelines are currently utilized to transport CO2 to facilitate improved recovery of oil and natural gas reserves, the pipelines could be used in the future to transport CO2 owned by other entities or to transport our CO2 to third party industrial customers and other upstream energy companies. Such alternative uses of the pipeline are not consistent with the definition of oil and gas producing activities as defined in Regulation S-X, Rule 4-10; and

•	The deterioration rate of a pipeline is unrelated to the unit-of-production depletion rate of the full cost pool. FASB ASC Topic 360-10 requires that, “depreciation expense . . . shall be determined based on an asset’s useful life”. A straight-line depreciation method is more closely aligned with and better matches depreciation expense to the useful life of the CO2 pipeline.
Impairment Analysis

Our future net cash flows from oil and natural gas producing activities used in the ceiling test include operating expenses related to the lifting costs and royalty charges associated with CO2 volumes that will be injected to recover proved oil reserves. Our future net cash flows do not include development costs related to the cost of drilling for and developing CO2 reserves nor for the cost of constructing CO2 pipelines as these costs have already been incurred by the Company; however, these previously incurred costs are analogous to development or production costs once CO2 is injected down hole (via transport through the pipelines). As prescribed by Regulation S-X, Rule 4-10(c)(4), the ceiling test includes an estimate of future net revenues which includes future expenditures to be incurred in developing and producing the proved reserves. For entities involved in tertiary projects that do not own CO2 resources, the acquisition and transportation of CO2 would be part of their estimated future expenditures. Given that we have previously incurred, and capitalized, the costs related to our CO2 assets, our future expenditures related to CO2 are much lower when compared to entities that do not own CO2 resources. In lieu of including such expenditures that are necessary to produce our proved tertiary reserves as future development and producing costs and inappropriately applying a discount factor to them (since such costs have been incurred), we have included in the full cost ceiling test that portion of our capitalized CO2 costs that we estimate will be consumed in the process of producing our proved reserves. If we did not consider these allocated costs in our ceiling test, we do not believe its results would be in accordance with Regulation S-X, Rule 4-10(c)(4).

We assess impairment of our CO2 properties and CO2 pipelines which have not been allocated to the ceiling test in accordance with FASB ASC Topic 360-10. As such, in determining if these CO2 assets and CO2 pipelines are impaired, the Company compares the net capitalized cost to the undiscounted cash flows associated with those assets.
Exhibit 99
Appraisal Report as of December 31, 2009
Summary and Conclusions, page 16

2.	With regard to the statement on page 15, we note from your response to our letter dated April 8, 2010 that the “statement . . . is intended to convey to investors that D&M does not claim to be an expert in accounting or legal matters.” However, it appears from the statement, which reads, “To the extent that the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature of information beyond the scope of our report, we are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefore;” that conclusions were reached without possessing the requisite information, which the highlighted phrase “or information beyond the scope of our report” may imply. Therefore, we believe D&M should address this limiting language in one of the following ways, as deemed appropriate:
•	Remove the referenced sentence

•	Replace the referenced sentence with a new statement which makes clear that in acting as experts for the purposes of the report and their opinion, D&M is not holding themselves out to be accounting or legal experts.
Response:

D&M has informed the Company that they will remove the referenced statement on page 15 in future appraisal reports.
     In connection with the foregoing responses, the undersigned, on behalf of the Company, acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your time and consideration of this matter. If you have any questions or concerns about this response, please contact the undersigned at 972-673-2007, or by fax at 972-673-2150.
Sincerely,
/s/ Mark C. Allen

Mark C. Allen
Sr. Vice President and Chief Financial Officer